

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

Mr. Dennis G. Moore
Senior Vice President and CFO
J&J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey 08109

> **RE:** **J&J Snack Foods Corp.**
> **Annual Report on Form 10-K**
> **Filed December 12, 2007**
> **Schedule 14A**
> **Filed December 12, 2007**
> **Response letter dated March 13, 2008**
> **File No. 0-14616**

Dear Mr. Moore:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 29, 2007

Executive Compensation Objectives

1.   We note in your response number 4 that you indicate that your Compensation Committee "reviews reports of compensation of 100 local Philadelphia companies." Explain to us how the Committee "reviews" that information. Tell

Mr. Dennis G. Moore
J&J Snack Foods Corp.
April 30, 2008
Page 2

us also why these companies were selected. If these are not public companies, tell us how you obtain that information.

Note B – Acquisitions, page F-15

2.   We note your response to prior comment 13 and disagree with your conclusion that it is appropriate to provide disclosure that is contrary to the specific requirements of paragraph 54 of SFAS 141. Please revise your financial statement footnotes accordingly. We note that pro forma information need not be audited. If you believe that an amended filing is not necessary, explain to us why you believe it is not necessary. Include in your response the quantified information required by paragraph 54.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

All accounting comments should be directed to Gary Newberry at (202) 551-3761 or, in his absence, to Sandra Eisen at (202) 551-3864. With respect to all legal comments, you may contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        M. Karney